SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                    FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


(Mark One)

      [ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

              For the fiscal year ended December 31, 2000
                                       OR

      [   ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
              EXCHANGE ACT OF 1934

              For the transition period from _____ to _____

Commission file number 1-14157

      A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                        Telephone and Data Systems, Inc.
                            Tax-Deferred Savings Plan
                             30 North LaSalle Street
                                   40th Floor
                                Chicago, IL 60602

      B. Name of issuers of the securities held pursuant to the plan and the addresses of the principal executive office:

                        Telephone and Data Systems, Inc.
                             30 North LaSalle Street
                                   40th Floor
                                Chicago, IL 60602

                       United States Cellular Corporation
                            8410 West Bryn Mawr Ave.
                                    Suite 700
                                Chicago, IL 60631

                              Required Information


(a)  Financial Statements

     1.  Independent Auditors Report.

     2. Audited Statements of Net Assets Available for Benefits as of December 31, 2000 and December 31, 1999.

     3. Audited Statements of Changes in Net Assets Available for Benefits for the year ended December 31, 2000 and for the year ended December 31, 1999.

     4.  Notes to Financial Statements.

     5.  Schedule of Assets (Held at End of Year).

     6.  Schedule of Reportable Transactions.




(b)  Exhibits

     No.                 Description
     --                  -----------

     1.   Consent of Independent Public Accountants

                          INDEPENDENT AUDITOR'S REPORT


To the Investment Management Committee
Telephone and Data Systems, Inc.
  Tax-Deferred Savings Plan
Middleton, Wisconsin

We have audited the accompanying statements of net assets available for benefits of Telephone and Data Systems, Inc. Tax-Deferred Savings Plan as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                               McGLADREY & PULLEN, LLP


Madison, Wisconsin
May 25, 2001

TELEPHONE AND DATA SYSTEMS, INC.
TAX-DEFERRED SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2000 and 1999


ASSETS                                                                                2000                 1999
--------------------------------------------------------------------------------------------------------------------

Investments, at fair value                                                        $ 110,357,893       $ 144,686,096
                                                                                  -------------       -------------

Receivables:
  Employers' contributions                                                            4,152,574           4,626,108
  Accrued interest and dividends                                                          7,551              10,403
  Due from broker                                                                        18,072              27,790
  Other                                                                                       -              34,718
                                                                                  -------------       -------------
      Total receivables                                                               4,178,197           4,699,019
                                                                                  -------------       -------------

      Total assets                                                                  114,536,090         149,385,115

LIABILITIES

Due to Broker for Securities Purchased                                                  434,914             544,930
                                                                                  -------------       -------------

NET ASSETS AVAILABLE  FOR BENEFITS                                                $ 114,101,176       $ 148,840,185
                                                                                  =============       =============

See Notes to Financial Statements.


TELEPHONE AND DATA SYSTEMS, INC.
TAX-DEFERRED SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2000 and 1999


                                                                                       2000                1999
--------------------------------------------------------------------------------------------------------------------
ADDITIONS
Investment income:
  Net appreciation (depreciation) in fair value of:
    Registered investment companies                                               $  (6,938,897)      $   4,737,796
    Common stock                                                                    (21,375,858)         55,875,131
  Interest                                                                            1,633,353             722,406
  Dividends                                                                           1,334,227           1,448,144
                                                                                  -------------       -------------
                                                                                    (25,347,175)         62,783,477
    Less investment expenses                                                            (30,284)            (26,405)
                                                                                  -------------       -------------
                                                                                    (25,377,459)         62,757,072
                                                                                  -------------       -------------
Contributions:
  Employers'                                                                          4,192,569           4,717,571
  Participants'                                                                      14,973,755          15,450,117
  Participant rollovers                                                                 768,370           1,028,264
  Forfeitures                                                                          (499,452)            (91,463)
  Transfer of assets from merged plans                                                1,843,248                   -
                                                                                  -------------       -------------
                                                                                     21,278,490          21,104,489
                                                                                  -------------       -------------

      Total additions                                                                (4,098,969)         83,861,561
                                                                                  -------------       -------------

DEDUCTIONS
Benefits paid to participants                                                        11,878,249          10,696,744
Transfer of assets to other plan (Note 5)                                            18,761,791                   -
                                                                                  -------------       -------------

      Total deductions                                                               30,640,040          10,696,744
                                                                                  -------------       -------------

      Net increase (decrease)                                                       (34,739,009)         73,164,817

Net assets available for benefits:
  Beginning of year                                                                 148,840,185          75,675,368
                                                                                  -------------       -------------

  End of year                                                                     $ 114,101,176       $ 148,840,185
                                                                                  =============       =============

See Notes to Financial Statements.

TELEPHONE AND DATA SYSTEMS, INC.
TAX-DEFERRED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


Note 1.   Plan Description

The  following  description  of the  Telephone  and  Data  Systems,  Inc.  (TDS)
Tax-Deferred Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General: The Plan, a contributory tax-exempt profit-sharing plan, qualifies under Section 401 and 501 of the Internal Revenue Code, and is subject to and files reports under the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan (together with Social Security, any other tax qualified retirement plan or plans maintained by TDS and personal savings) provides for the livelihood of the employees of TDS and its participating subsidiaries upon their retirement or other separation from service.

The Plan's assets are administered by an investment management committee appointed by TDS. The investment management committee is authorized to invest Plan assets as directed by the participants, except in the case of the employer match which is invested in the common stock of TDS or the common stock of its subsidiaries: United States Cellular Corporation (USCC), and Aerial Communications, Inc. (Aerial). All administrative, recordkeeping and auditing fees are borne by TDS.

Eligibility and Vesting: All employees age 21 and older are generally eligible to participate after completing three months of service. Participation is completely voluntary.

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in TDS's matching contributions plus actual earnings thereon is based on years of continuous service and is subject to a three-year graded vesting schedule. Participants vest one-third in all employer matching contributions for each year of service they complete. A participant becomes 100 percent vested in employer contributions after three years of service, or upon retirement, death or disability.

Participant Accounts: Each participant's account is credited with the participant's contributions and allocations of (a) their employer's contributions and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Contributions: Participants may defer from 1 percent to 15 percent (in whole increments) of their pre-tax annual compensation, as defined in the plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans.

The Plan provides for an annual employer matching contribution to each participant employed by TDS and its participating subsidiaries as of December
31. The employer matching contribution for each USCC, Aerial and Suttle Press participant is $1.00 per $1.00 for the first 2 percent of salary deferral contributions and $.25 per $1.00 for the next 4 percent of salary deferral contributions. The employer matching contribution for all other participants is $.30 per $1.00 for the first 6 percent of salary deferral contributions.

TELEPHONE AND DATA SYSTEMS, INC.
TAX-DEFERRED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


Note 1.   Plan Description (Continued)

Employer   contributions  of  United  States  Cellular  Corporation  and  Aerial
Communications, Inc. are made in USCC and Aerial common stock, respectively. All other employer contributions are made in TDS common stock.

Contributions are subject to certain limitations.

Investment Options: Participants may invest their personal contributions and any rollover account balances into a variety of investment options as more fully described in the Plan's literature. Participants may change their investment options via telephone at any time.

Payment of Benefits:  If a  participant  retires or  terminates  service for any
reason,   the  Plan  Administrator  will  provide  for  the  distribution  of  a participant's account balance in one lump sum or periodic payments.

Participant Notes Receivable: The Plan loan provision allows participants with account balances to borrow from their account and repay their account with interest through payroll deductions. Loans may be taken for any purpose. Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance (excluding matching contributions). The repayment period on the loan can range from one to five years. The loan interest rate will be the prime rate plus 1 percent as published in the Wall Street Journal on the first business day of the month in which the loan is approved. Loans are secured by the balance of the participant's account. Loans will be considered in default if no loan payment is received during any 45-day period.

Forfeited Accounts: During the years ended December 31, 2000 and 1999, all forfeited nonvested accounts were used to reduce the employer contributions by $449,452 and $91,463, respectively.


Note 2.   Summary of Accounting Policies

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Investment Valuation and Income Recognition: The Plan's investments are stated at fair value. Shares of registered investment companies, TDS common stock, USCC common stock, Aerial common stock and VoiceStream common stock are valued at quoted market price. Shares held in bank common trust funds and money market funds are reported at fair value based on the unit prices quoted by the fund, representing the fair value of the underlying investments. Participant notes receivable are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are on the ex-dividend date.

Payment of Benefits:  Benefits are recorded when paid.

TELEPHONE AND DATA SYSTEMS, INC.
TAX-DEFERRED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Note 3.   Investments

The following presents investments that represent 5 percent or more of the Plan's net assets at December 31, 2000 and 1999:


                                                                            2000                    1999
                                                                       --------------------------------------
Investments at fair value as determined by quoted market price:
    Common stock:
      Telephone and Data Systems, Inc.                                 $ 23,634,540 *          $ 30,019,248 *
      United States Cellular Corporation                                 17,191,374 *            22,533,288 *
      VoiceStream Wireless Corporation                                    5,855,570 *                     -
      Aerial Communications, Inc.                                                 - *            24,634,347 *
    Mutual funds:
      Vanguard Institutional Index Fund                                  29,410,632                       -
      BT Institutional Equity 500 Index                                           -              30,474,032
      Credit Suisse Institutional Fund International Equity
        (FKA Warburg Pincus International Fund)                           5,666,193 **            8,086,956
      Yacktman Fund Inc.                                                          -               8,483,218
    Bank Common Trust Funds:
       LaSalle National Pooled Income                                    10,631,707 *            10,863,394 *

*Includes non-participant directed funds as discussed in Note 4.
**Less than 5 percent of net assets

The 2001 market volatility of equity-based investments is expected to substantially impact the value of such investments at any given time. It is likely that the value of the Plan's investments, both in total and in individual participant accounts, has declined since December 31, 2000.

TELEPHONE AND DATA SYSTEMS, INC.
TAX-DEFERRED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


Note 4.   Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

                                                                                          December 31,
                                                                               --------------------------------
                                                                                   2000               1999
                                                                               -----------         ------------
Net assets:
  Investments:
    Common stock:
      Telephone and Data Systems, Inc.                                         $  8,160,074       $  10,359,726
      United States Cellular Corporation, Inc.                                    6,732,654           9,177,365
      VoiceStream Wireless Corporation                                               52,100                   -
      Aerial Communications, Inc.                                                         -           7,459,416
    Bank common trust funds:
      Bank of New York                                                              566,548             969,914
                                                                               ------------        ------------
        Total investments                                                        15,511,376          27,966,421
  Receivables:
    Employers' contributions                                                      4,152,574           4,626,108
    Other                                                                             2,435               3,663
                                                                               ------------        ------------
        Total assets                                                             19,666,385          32,596,192
Liabilities                                                                         123,539             148,375
                                                                               ------------        ------------
        Total nonparticipant-directed net assets                               $ 19,542,846        $ 32,447,817
                                                                               ============        ============


                                                                                    Years Ended December 31,
                                                                               ---------------------------------
                                                                                   2000                1999
                                                                               ------------        -------------
Changes in nonparticipant-directed net assets:
  Net appreciation (depreciation) in fair value of investments                 $ (8,338,578)       $ 19,594,391
  Dividends and interest                                                            878,327              59,844
  Contributions                                                                   3,693,117           4,626,108
  Benefits paid to participants                                                  (2,030,340)         (1,755,199)
  Transfer of assets to other plan  (Note 5)                                     (7,107,497)                  -
                                                                               ------------        ------------
    Net increase (decrease)                                                    $(12,904,971)       $ 22,525,144
                                                                               ============        ============

Note 5.   Sales of Subsidiaries and Transfer of Participant Accounts

Effective January 1, 2000, TDS sold the stock of its subsidiary, Aerial Communications, Inc., to VoiceStream Wireless Corporation. Plan assets related to the accounts of Aerial participants totaling approximately $18,800,000 were transferred to a new plan on March 20, 2000.

TELEPHONE AND DATA SYSTEMS, INC.
TAX-DEFERRED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Note 6.   Related-Party Transactions

Certain Plan investments are shares of a common trust fund sponsored by the Bank of New York. Chicago Trust Company, a subsidiary of the Bank of New York, is the trustee of the Plan and, therefore, these transactions qualify as party-in-interest transactions.

All employer contributions for 2000 have been or will be made in common stock of TDS and USCC. All employer contributions for 1999 have been made in common stock of TDS, USCC and Aerial.


Note 7.   Plan Termination

Although it has not expressed any intent to do so, TDS has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100 percent vested in their accounts.


Note 8.   Income Tax Status

The Internal Revenue Service has determined and informed TDS by letter dated January 27, 1999 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

TELEPHONE AND DATA SYSTEMS, INC.
TAX-DEFERRED SAVINGS PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2000

                                                                                                             Current
                                                                        Shares             Cost               Value
-----------------------------------------------------------------------------------------------------------------------

Common stocks:
  Telephone and Data Systems, Inc.*                                     262,606      $  18,344,255       $  23,634,540
  United States Cellular Corporation*                                   285,334         15,253,963          17,191,374
  VoiceStream Wireless Corporation                                       58,192          1,943,985           5,855,570

Shares of registered investment companies:
  Vanguard Institutional Index Fund                                     243,627         29,410,632          29,410,632
  Loomis Sayles Bond Fund                                               405,402          4,879,709           4,483,743
  Credit Suisse Institutional Fund International Equity                 519,834          8,096,665           5,666,193
  Selected American Shares                                               73,795          2,772,383           2,607,181
  Turner Midcap Growth Fund                                             183,444          6,881,702           5,611,563
  Mercury Select Growth Fund                                             68,586          1,332,030             970,487

Bank common trust funds:
  LaSalle National Pooled Income                                     10,631,707         10,631,707          10,631,707
  Bank of New York*                                                   1,695,579          1,695,579           1,695,579

Participant notes                                              Loan term
                                                               1-5 years
                                                               Interest rates
                                                               prime + 1%                2,599,324           2,599,324
                                                                                     -------------       -------------

                                                                                     $ 103,841,934       $ 110,357,893
                                                                                     =============       =============

* A party-in-interest as defined by ERISA.

TELEPHONE AND DATA SYSTEMS, INC.
TAX-DEFERRED SAVINGS PLAN

SCHEDULE OF REPORTABLE TRANSACTIONS
Year Ended December 31, 2000


                                                             Purchase       Selling        Cost of        Net Gain
Description of the Security                                   Price          Price          Asset         or (Loss)
--------------------------------------------------------------------------------------------------------------------

Aerial Communications, Inc.
  Common stock*                                          $    538,363    $ 17,078,488    $  6,022,996    $ 11,055,492

Telephone and Data Systems, Inc.
  Common stock*                                            10,408,541       7,953,033       4,689,899       3,263,134

United States Cellular Corporation, Inc.
  Common stock*                                            12,755,540       8,843,399       6,821,673       2,021,726

Credit Suisse Institutional Fund International Equity
  (FKA Warburg Pincus International Fund)                   4,841,931       4,803,368       2,970,655       1,832,713

Deutsche Institutional Equity 500 Index Fund
  (FKA BT Institutional Equity 500 Index)                  13,287,327      40,895,097      36,668,005       4,227,092

Vanguard Institutional Index Fund                          29,410,632               -               -               -

Turner Midcap Growth Fund                                   8,512,418       1,487,392       1,630,716        (143,324)

Yacktman Fund Inc.                                          1,021,734       9,898,680      12,493,176      (2,594,496)

LaSalle National Pooled Income Fund                        12,855,525      13,087,211      13,087,211               -

Bank of New York Common
  Trust Fund*                                              38,691,148      39,751,926      39,751,926               -


* A party-in-interest as defined by ERISA.


                                   Signatures

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, Telephone and Data Systems, Inc., the Plan Administrator has duly caused this Annual Report on Form 11-K to be signed on its behalf by the undersigned hereunto duly authorized.


                           TELEPHONE AND DATA SYSTEMS, INC.
                           TAX-DEFERRED SAVINGS PLAN



                           By /s/ C. Theodore Herbert
                           -----------------------------------------------------
                           C. Theodore Herbert, Vice President - Human Resources




Dated:  June 19, 2001